ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 Publicly-Held Company NIRE 35300010230

CREDIT RISK MANAGEMENT AND CONTROL POLICY

1. OBJECTIVE
Establish the Governance and Credit Risk Control of Itaú Unibanco Holding SA, observing applicable regulations and best market practices.

2. TARGET AUDIENCE
Financial institutions controlled by Itaú Unibanco Holding S.A. (Itaú Unibanco), in Brazil and abroad, that incur credit risk, covering all segments (individuals and legal entities).

3. INTRODUCTION
According to the institution's corporate risks dictionary, Credit Risk is understood as the risk of losses arising from:

- Non-compliance by the borrower, issuer or counterparty with their respective financial obligations under the agreed terms,

- Credit agreement devaluation resulting from deterioration in the risk rating of the borrower, the issuer or the counterparty,

- Reduction of earnings or remuneration,

- Advantages granted in subsequent renegotiations and

- Credit recovery costs.

The credit risk control processes must support the institution, strictly observing the principles defined in theinternal policies.

The centralized control of credit risk is carried out independently by the Risk Management Department (AR), segregated from the Business Units and the area executing the internal audit activity.

At the International Units, the independent structure responsible for controlling local risks is under the responsibility of the local Chief Risk Officers (CROs), who report to the respective Local CEOs and Regional CROs, acting in a coordinated and aligned manner with the Credit Risk and Modeling Board. The Regional CROs are responsible for the integrated and preventive management of risks in the region, ensuring their effectiveness and reporting their status to the CRO of Itaú Unibanco Holding. The roles and responsibilities of the Holding's, Regional and Local CROs are defined in internal procedure.

This structure enables the continuous and integrated management of credit risk and must consider the operations classified in the trading portfolio and those classified in the non-trading portfolio as well.

4. GUIDELINES
Risk management must be integrated, thus enabling identification, measurement, evaluation, monitoring, reporting, control and mitigation of Credit Risk.

Credit Risk management structures must be proportional to the risk exposure dimension and relevance, compatible with the business model, the nature of transaction operations and the complexity of Itaú Unibanco products, services, activities and processes. Therefore, specialized and properly dimensioned teams must be maintained to support the credit risk processes and systems that are under their governance.

The Credit Risk management structure must provide:

- Clearly documented risk management policies and strategies that establish limits and procedures for maintaining risks exposure in accordance with the Risk Appetite Statement. It should also take into account the prior identification of credit risks inherent to:
    - New products and services;

- Relevant modifications to existing products or services;
- Significant changes in processes, systems, operations and business model of the institution;
- Protection strategies (hedge) and risk assumption initiatives;
- Significant corporate reorganizations;
- Aspects related to social risk, environmental risk and climate risk;
- Changes in macroeconomic scenarios.
- Monitoring processes, in order to identify points in non-compliance with credit risk management policies, including the respective justifications and expected actions to resolve any divergences;
- Systems, routines and procedures for credit risk management, including their updates;
- Periodic management reports for the board, committees, as well as for other forums where the topic of Credit Risk is on the agenda.
- Alternative models or methodologies to better measure credit risk.

The above-mentioned guidelines must be applied to risks of credit, counterparty, country, disbursement events to honor endorsements, sureties, co-obligations, credit commitments or other operations of a similar nature and losses associated with non-compliance with obligations related to settlement transactions involving bilateral flows, including the trading of financial assets or derivatives.

5. MAIN ROLES AND DUTIES

Credit Risk Control

Must:

- Define centralized credit risk monitoring and control environment;
- Periodically review the policies, strategies and procedures for establishing operational limits, risk mitigation mechanisms and procedures designed to maintain the credit risk exposure at acceptable levels by management, and approve them at the competent approval authority levels; and
- Disclose credit decisions, corporate policies and strategies for managing credit risk to the Business Units and CROs of the International Units.

Credit Risk Modeling

Must contribute to the execution of Credit Risk Control activities, following the assignments provided for in the Model Risk Policy.

Model risk management aims to identify, analyses and classify models according to their risk. This classification is done using criteria based on the pillars of model size (the impact or relevance it represents), residual model risk (related to development, performance and robustness), regulatory requirements, technology used and usage characteristics.

In order to manage and mitigate the risks inherent in the use of models, we have a dedicated governance framework, described in our internal policy, which aims to ensure the effective application of best practices in model risk management.

Finance

Define rules for performing simulations and calculations in line with applicable standards and regulations, in addition to publishing financial statements and other reports that assist and complement Credit Risk Management and Control.

Risk Management Department Committee Members

Responsible for decision making according to the specificity of each forum, striving for risk mitigation in order to maintain credit risk exposure at acceptable levels for management.

Business Units (Brazil and International Units)

Ensure visibility of the credit risk incurred in its operations and compliance with the established rules and limits.

Additionally, the business areas shall maintain procedure manuals with detailed descriptions of the responsibilities and assignments for the processes and controls under their accountability.

6. CREDIT RISK CONTROL

6.1 - ECONOMIC GROUPS

Itaú Unibanco Holding's credit risk management process has governance for the formation and alteration of economic groups, whose target audience is all commercial segments that grant or manage credit, which includes international units, except Itaú Chile Colombia.

6.2 - COUNTERPARTY CREDIT RISK

This is the risk of non-compliance, by a certain counterparty, with obligations related to settlement of operations that involve trading of financial assets with bilateral risk. It covers financial derivatives

instruments, transactions to be settled, asset loans and repurchase agreements and bilateral energy contracts.

Measuring counterparty credit risk involves converting it into the equivalent credit risk exposure through specific models. The Potential Credit Risk (PCR) measurement models are used to measure the equivalent credit exposure in transactions subject to counterparty credit risk. The development and approval of these models follow the governance described in a specific procedure. The procedure for Development of Market Risk Models defines the counterparty credit risk measurement for certain products and businesses, as priority in relation to PCR models and has as purpose:

- Considering, when measuring credit risk, the presence of mitigating instruments, as long as they are not explicitly considered in the PCR models;
- Defining the measurement of counterparty credit risk for certain products and businesses where there are material risks not captured by the PCR models; and
- Defining the risk measurement for certain products and businesses in which there is no specific model developed.

6.3 - COUNTRY RISK

Itaú Unibanco maintains relationships with borrowers, issuers, counterparties and guarantors in several locations around the world, regardless of having an external unit in these locations. Therefore, Country Risk is a risk present in the institution.

Such risk is defined, at Itaú Unibanco, as the risk of losses arising from the failure to comply with financial obligations, within the agreed terms, by borrowers, issuers, counterparties or guarantors, as a result of actions carried out by the government of the country where the borrower is located, issuer, counterparty or guarantor, or political, economic and social events related to that country; **being subdivided into**:

- Sovereign risk, defined as the risk of central governments (Treasury and Central Bank) inability to generate resources to honor their commitments;
- Transfer risk, defined as the risk resulting from the total or partial impossibility of transferring assets held **in a jurisdiction** abroad to **the jurisdiction of the country using a legal vehicle of** Itaú Unibanco, **due to the barriers arising in the conversion exchange rate as a consequence of macroeconomic events or actions taken by the central government of the jurisdiction** where the resource is located; leaving the borrower, issuer, counterparty or guarantor incapable of honoring the payment of its commitments in foreign currency.

Itaú Unibanco has a specific structure for managing and controlling country risk, comprised by collegiate bodies and dedicated teams, all with formally defined responsibilities.

In order to consistently assess the risks inherent to each country, Itaú Unibanco defines the rating of the countries by taking into account both the sovereign risk and the transfer risk.

The local sovereign rating reflects the payment capacity of the sovereign issuer (Treasury and Central Bank) against its obligations settled in local currency.

The external sovereign rating reflects the ability of a country to generate foreign exchange (foreign currency) and, therefore, it is the rating used to assess the capacity of the sovereign issuer (Treasury and Central Bank) to honor its obligations to be settled in foreign currency, as well as to assess the transfer risk. The inability to generate foreign exchange can lead to two consequences: (i) default of the sovereign issuer on its debts in foreign currency and/or (ii) imposition of capital controls that prevent transferring private resources between jurisdictions (restrictions for converting national currency into foreign currency).

Itaú Unibanco establishes limits based on ratings and transaction terms, aiming to control the country risk exposure.

Such limits are periodically reviewed, and extraordinary revisions may occur in light of a new material fact.

6.4 – SOCIAL, ENVIRONMENTAL AND CLIMATE RISK

Social, environmental and climate risk events on the counterparty may result in credit losses.

Due to this, Itaú Unibanco defined a set of guidelines to guide the establishment and maintenance of credit relationships and operations with credit risk with Customers, which are detailed in internal procedure.

6.5 - CREDIT PORTFOLIO MONITORING

Portfolio monitoring is understood as the follow-up of indicators related to credit operations. In general, monitoring indicators are observed for the balance of active portfolio, credit concession in the month (also known as the harvest), and default indicators (balance in arrears in relation to the portfolio or harvest balance) and quality. The portfolio monitoring has as purpose verifying the financial health of credit operations, adapting credit strategies to the conglomerate risk appetite.

Any deviations identified in relation to the maximum and minimum levels of the Global Policy are reported as follows: centralized monitoring in Brazil is periodically reported to the Credit Risk Policy Committee (CPRC). Consolidated indicators of the retail segment harvest and portfolio are reported on a monthly basis to the Superior Credit and Collection Commission for Retail (CSCCV) and for the wholesale segment, bimonthly (can be changed on request) to the Superior Credit and Collection Commission for Wholesale (CSCCA). In the International Units, monitoring is reported to the Risk Committee of the International Units (CRUI), with the participation of local and regional CROs.

Regarding the indicators of the International Units, monitoring is reported by the Risk Committee of the International Units (CRUI-R)(HN and Conesul) and CIR - Integrated Risk Committee (Itaú Chile), with the participation of the Holding, Regional and Local CROs.

6.6 - PORTFOLIO AND CREDIT PROCESSES REVIEW

The review must consist of analyzing the quality and integrity of the credit process of each business unit, covering everything from correct compliance with credit policies, assessment of concession quality, assessment of customers' ability to pay and adequacy of assigned ratings. This analysis must be carried out by an independent team of reviewers and the outcome reported to senior credit management (Chief Credit Officer), risk management of the reviewed business units (Chief Credit Risk Officer or CRO and the Credit Risk Holding Area.

6.7 ASSESSMENT OF CREDIT STRATEGIES AND POLICIES

Establish the responsibilities and general rules relative to the process of determining and approving changes in credit policies and business rules that impact on credit risk exposure.
For proprietary portfolios, the policies address the credit granting and maintenance, as well as the acquisition, in the market, of instruments with credit risk. For third-party portfolios, the policies address the rules for discretionary decision making in assets with credit risk.
Change in credit policy is any action that affects the risk assumed or that may have an impact on the consumption of credit limit and on Allocated Economic Capital. Credit policies can be divided into three types:
1. **Credit granting and maintenance policies**: amendments and changes in credit models, segmentation, income/revenue, etc.; changes in credit approval authorities (composition and values); impact at risk due to annual re-segmentations; change of cutoff point; new segmentations (breaks) that change the credit decisions.
2. **Risk measurement policies**: mitigation by guarantees; definition or change of the application criteria for potential credit risk (PCR) models; definition or change of parameters for calculating capital and limit consumption.
3. **Global Credit Policy**: maximum or minimum levels for a set of indicators and variables reflecting credit risk in the bank, which must be considered in all retail and wholesale policies.

6.8 CONCENTRATION RISK

Concentration risk is the risk of financial loss resulting from the excessive concentration of operations with credit risk in clients, sectors, geographic regions or mitigating instruments, on a directly or correlated way. Concept mentioned in internal procedure.

Aiming to ensure low outcome volatility, the concentration risk management is conducted from different perspectives within the bank, so as to observe that the institution is not significantly exposed to a single source of risk. This way, Concentration Risk is monitored from the following perspectives: individual, top 10, by country, by sector of the economy and of the institution's activity. The Board of Directors and Executive Board monitor these indicators on a monthly basis, and are also responsible for adjusting and approving metrics and their limits.

The limits are defined according to each dimension variables. In order to define the individual concentration limits and the top 10 conglomerates, we evaluated the inherent credit risk of the conglomerates, respecting

the maximum limits of CMN Resolution 4,677. For concentration by country, the risk diversification is based on the credit risk presented by each country and the bank strategy. As for concentration by segment, the diversification is based on bank strategy and its operation business outcome volatility, while for concentration by sector, the limits are defined according to the sector-based credit portfolio risk profile, its profitability, and the sector relevance in the economy. The limits defined for each metric, as well as more details on calculation methodologies, are found in the Risk Appetite Manual.

6.9 - INCOME

Determines the types of income and how to define the income for Individuals.
When capturing any customer income information (such as proven, certified income, ability to pay or other income information approved under exception) and using it for granting credit, maintenance, or any other purpose of income for individuals, it is mandatory to follow the guidance in internal procedure respecting the document type, its validity and exceptions, in case of seasonality.

6.10 - REVENUE

Determine the types of revenue and the way to obtain income for the legal entity.
When capturing any customer revenue information (such as evidence, certificate, ability to pay or other approved information in an exception) and use it for credit granting, maintenance or any other purpose, it is mandatory to follow the guidance in internal procedure observing the respective procedures, types of documents, their validity and any exceptions.

6.11 - INCOME COMMITMENT

The income commitment (CR) is the debt divided by gross income of the Individual Customer. It is used in the granting and maintenance, through credit policies and business rules of Individual Retail, as a measure to assess the customer risk, considering their current indebtedness and the impact of the requested credit on that debt. The specific use of CR is described in each product policies. The rules for calculating CR and the guidelines for recalculating these information are described in internal procedure.

6.12 - GUARANTEES

Guarantees are instruments that have as purpose reducing the occurrence of losses in operations with credit risk, including, without distinction, financial guarantees, real guarantees, agreements for compensation and settlement of obligations, personal and fiduciary guarantees, and credit derivatives. For these guarantees to be considered as a risk reduction instrument, they must comply with the requirements and determinations of the standards that regulate them

For more information on the use of guarantees, please access PR-337 – Use of Guarantees

6.13 - ASSESSMENT OF COLLECTION POLICIES AND STRATEGIES

Collection strategies refer to the recovery and renegotiation of credit operations that are in arrears. To assess collection strategies, portfolios are monitored (default, harvest and portfolio), with focus on renegotiation products. Monitoring of these actions carried out by the Modeling and Credit Risk Management Department is intended to mitigate risks on the collection strategies and operations carried out by the Business Units.

6.14 - UPDATE AND DEVELOPMENT OF RISK PARAMETERS FOR PROVISION AND CAPITAL

Risk parameters are the necessary inputs that qualify the calculations of provisions or capital allocation performed by the finance area for accounting and/or management purposes. Parameters are assigned by parameter developer units (UDPs) through premises and calculations to ensure the Bank's solvency in the face of expected and/or unexpected changes in past, current and future scenarios.
The definitions and concepts of each parameter must be aligned between the parameter developer unit (UDP) and the parameter user unit (UUP).

6.15 - CREDIT PORTFOLIO MANAGEMENT

As a complement to credit risk management, portfolio management is the methodology used to monitor groups of customers with different profitability and resilience over an economic cycle.

Based on these different resilience behaviours of customers and their respective credit operations, clusters are assigned:

- Monitor the loan portfolio and new lending
- Determine limits (% maximum) of exposure in riskier groups
- To be used as a decision support tool for lending, complementing existing models.

7. RELATED EXTERNAL RULES

- CMN Resolution No. 4,557/2017 of the Brazilian National Monetary Council (CMN), which provides for the implementation of a credit risk management structure, amended by CMN Resolution 4,943/2021, which provides for the risk management structure, the capital management structure and information disclosure policy.
- CMN Resolution 2,682, which establishes criteria for classifying credit operations and rules for establishing a provision for settlement credits.
- CMN Resolution No. 4,966/2021, which provides for the accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of hedging relationships (**hedge** accounting) by financial institutions and other institutions authorized to operate by the Central Bank of Brazil.
- CMN Resolution No. 4,945/2021, which provides for the Social, Environmental and Climate Responsibility Policy (PRSAC) and actions aimed at its effectiveness
- Brazilian Securities and Exchange Commission Instruction 247, which provides for the evaluation of investments in associated and subsidiaries and the procedures for preparing and disclosing the consolidated financial statements.

Approved by the Board of Directors on 2023, July.